

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 24, 2008

Mr. Lawrence Chimerine
Chief Executive and Chief Financial Officer
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 ViaColinas, Suite 200
Westlake Village, CA 91362

> **Re:** **First Transaction Management, Inc.**
> **Forms 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 23, 2008**
> **File No. 000-27615**

Dear Mr. Chimerine:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief